[redacted]

11017016

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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 5 2011
WASH, D.C.
200

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13975

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Princor Financial Services Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 High Street
(No. and Street)

Des Moines, Iowa 50392-0200
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tracy W. Bollin 515-362-1345
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000 Des Moines, Iowa 50309
(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Oath or Affirmation

I, Tracy W. Bollin, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Princor Financial Services Corporation, as of December 31, 2010, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Chief Financial Officer

Notary Public

NOTARIAL SEAL IOWA
ELLEN SMITH
Commission Number 701158
My Commission Expires
1-11-2012

This report contains:

(X) (a) Facing page
(X) (b) Statement of Financial Condition
(X) (c) Statement of Income
(X) (d) Statement of Cash Flows
(X) (e) Statement of Changes in Stockholder's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X) (g) Computation of Net Capital
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
(X) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
( ) (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Princor Financial Services Corporation
Years Ended December 31, 2010 and 2009
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Princor Financial Services Corporation

Financial Statements and Supplemental Information

Years Ended December 31, 2010 and 2009

Contents

Ernst & Young

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Princor Financial Services Corporation

We have audited the accompanying balance sheets of Princor Financial Services Corporation (an indirect, wholly owned subsidiary of Principal Financial Group, Inc.) as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Princor Financial Services Corporation at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supporting schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 23, 2011

1101-1220660

Princor Financial Services Corporation

Statements of Financial Condition

	December 31 2010	December 31 2009
Assets		
Cash and cash equivalents	**$ 9,778,151**	$ 22,134,579
Long-term investments, at fair value (amortized cost: 2010 – $9,980,337; 2009 – $9,704,078)	**9,193,232**	8,554,891
Due from:		
Affiliates	**2,820,914**	2,391,535
Others	**1,643,077**	1,359,602
Prepaid expenses	**399,834**	405,103
Net deferred income taxes	**4,538,672**	4,132,868
Income taxes recoverable	**–**	8,126
Total assets	**$ 28,373,880**	$ 38,986,704
Liabilities and stockholder's equity		
Liabilities:		
Commissions payable	**$ 703,399**	$ 545,414
Income taxes payable	**1,007,944**	–
Accounts payable	**518,374**	14,607,088
Due to:		
Principal Life Insurance Company	**2,645,616**	3,048,202
Other affiliates	**872,825**	712,273
Total liabilities	**5,748,158**	18,912,977
Stockholder's equity:		
Common stock, par value $10.00 per share – authorized 50,000 shares; issued and outstanding 40,000 shares (all owned by Principal Financial Services, Inc., a wholly owned subsidiary of Principal Financial Group	**400,000**	400,000
Additional paid-in capital	**6,857,469**	6,332,059
Retained earnings	**15,368,253**	13,341,668
Total stockholder's equity	**22,625,722**	20,073,727
Total liabilities and stockholder's equity	**$ 28,373,880**	$ 38,986,704

See accompanying notes.

Princor Financial Services Corporation

Statements of Operations

	Year Ended December 31	
	2010	**2009**
Brokerage revenues:		
Commissions:		
Principal Mutual Funds	**$ 14,550,575**	$ 12,288,500
Other mutual funds	**10,453,175**	8,871,197
General securities	**38,451,323**	31,088,524
Variable annuities and flexible variable life policies	**6,212,416**	5,439,682
Distribution and shareholder servicing fees	**21,072,440**	16,633,742
Retirement plan revenue	**114,150,555**	107,525,277
Total brokerage revenues	**204,890,484**	181,846,922
Less commission – related expenses:		
Commission to advisors	**25,923,895**	20,752,643
Commission to brokers	**13,219,379**	11,438,197
Commission to other broker-dealers	**554,019**	500,617
Distribution fees	**5,587,720**	4,283,469
Field personnel allocated expenses	**9,666,191**	8,083,995
Other distribution expenses	**11,531,833**	11,266,135
Retirement plan expenses	**114,150,555**	107,525,277
Total commission – related expenses	**180,633,592**	163,850,333
Net brokerage revenues	**24,256,892**	17,996,589
Other revenues:		
Interest	**276,261**	370,431
Net investment gains	**362,083**	742,397
Total other revenues	**638,344**	1,112,828

Princor Financial Services Corporation

Statements of Operations (continued)

	Year Ended December 31	
	2010	**2009**
Operating expenses:		
Salaries and benefits	**$ 15,204,178**	$ 15,626,997
General and administrative expenses	**5,871,508**	8,086,197
Total operating expenses	**21,075,686**	23,713,194
Income (loss) from operations before income taxes	**3,819,550**	(4,603,777)
Expense (benefit) for federal and state income taxes	**1,771,052**	(1,794,828)
Net income (loss)	**$ 2,048,498**	$ (2,808,949)

See accompanying notes.

Princor Financial Services Corporation

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2009	$ 400,000	$ 6,043,876	$ 16,161,069	$ 22,604,945
Net loss	–	–	(2,808,949)	(2,808,949)
Capital contribution in the form of forgiveness of allocated stock-based compensation expense	–	288,183	(10,452)	277,731
Balance at December 31, 2009	400,000	6,332,059	13,341,668	20,073,727
Net income	–	–	**2,048,498**	**2,048,498**
Capital contribution in the form of forgiveness of allocated stock-based compensation expense	–	**525,410**	**(21,913)**	**503,497**
Balance at December 31, 2010	**$ 400,000**	**$ 6,857,469**	**$ 15,368,253**	**$ 22,625,722**

See accompanying notes.

Princor Financial Services Corporation

Statements of Cash Flows

	Year Ended December 31	
	2010	**2009**
Operating activities		
Net income (loss)	**$ 2,048,498**	$ (2,808,949)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Reinvested dividends from long-term mutual funds	**(276,258)**	(355,060)
Net investment gains	**(362,083)**	(742,397)
Capital contribution in the form of forgiveness of allocated stock-based compensation expense	**525,410**	288,183
Equity distribution in the form of common stock to employees	**(21,913)**	(10,452)
Deferred income taxes	**(405,804)**	(976,831)
Changes in operating assets and liabilities:		
Due from others and prepaid expenses	**(278,206)**	(436,120)
Due to Principal Life Insurance Company	**(402,586)**	(189,153)
Due to/from mutual funds and other affiliates	**(268,827)**	(385,283)
Commissions payable, accounts payable, and income taxes recoverable/payable	**(12,914,659)**	15,593,130
Net cash provided by (used in) operating activities and increase (decrease) in cash and cash equivalents	**(12,356,428)**	9,977,068
Cash and cash equivalents beginning of year	**22,134,579**	12,157,511
Cash and cash equivalents end of year	**$ 9,778,151**	$ 22,134,579
Supplemental disclosure of cash flow information		
Net cash paid (received) during the year for income taxes	**$ 1,160,785**	$ (1,851,192)

See accompanying notes.

1. Significant Accounting Policies

Organization and Basis of Presentation

Princor Financial Services Corporation (the Company) engages primarily in the sale of shares of mutual funds, including open-end investment companies (Principal Mutual Funds) organized by Principal Life Insurance Company (PLIC), an affiliate, and registered variable annuity contracts and flexible variable life policies issued by PLIC. Commission income is derived from the sale of mutual fund shares, direct participation programs, variable annuity contracts, flexible variable life policies, certificates of deposit, wrap products of a registered investment advisor, and general securities and is recorded on a trade-date basis.

The Company is a wholly owned subsidiary of Principal Financial Services, Inc. (PFSI), who in turn is an indirect, wholly owned subsidiary of Principal Financial Group, Inc., a Delaware business corporation.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued authoritative guidance that requires new disclosures related to fair value measurements and clarifies existing disclosure requirements about the level of disaggregation, inputs and valuation techniques. Specifically, reporting entities now must disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. In addition, in the reconciliation for Level 3 fair value measurements, a reporting entity should present separately information about purchases, sales, issuances and settlements. The guidance clarifies that a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities for disclosure of fair value measurement, considering the level of disaggregated information required by other applicable U.S. generally accepted accounting principles (GAAP) guidance and should also provide disclosures about the valuation techniques and inputs used to measure fair value for each class of assets and liabilities. This guidance was effective January 1, 2010, except for the disclosures about purchases, sales, issuances and settlements in the reconciliation of Level 3 fair value measurements, which will be effective on January 1, 2011. This adoption did not have a material impact on the Company's results of operations or financial position.

1. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

The Company's long-term investments consist of investments in various Principal Mutual Funds, which are reported at fair value. Fair values of the mutual funds are determined by reference to published net asset values per share. The resulting change in the difference between cost and fair value is included in net income.

The net unrealized appreciation or depreciation of long-term investments consisted of gross unrealized losses of $787,105 and $1,149,187 at December 31, 2010 and 2009, respectively. There were no gross unrealized gains at December 31, 2010 and 2009. Realized gains and losses on sales of investments are determined on the basis of specific identification of securities sold.

Cash and Cash Equivalents

The Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents.

1. Significant Accounting Policies (continued)

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

Subsequent Events

The Company's management has evaluated all subsequent events through February 23, 2011, which is the date that the financial statements were issued.

2. Fair Value Measurement

The Company uses fair value measurements to record fair value of cash equivalents and long-term investments.

Valuation Hierarchy

Fair value is defined as the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels.

- Level 1 – Fair values are based on unadjusted quoted prices in active markets for identical assets or liabilities. Our Level 1 assets include money market mutual funds.
- Level 2 – Fair values are based on inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 – Fair values are based on significant observable inputs for the asset or liability.

2. Fair Value Measurement (continued)

Determination of Fair Value

The techniques utilized in estimating the fair values of financial instruments are reliant on the assumptions used, including discount rates and estimates of the amount and timing of future cash flows. Care should be exercised in deriving conclusions about our business, its value or financial position based on the fair value information of financial instruments.

Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of timing, amount of expected future cash flows and the credit standing of the issuer. Such estimates do not consider the tax impact of the realization of unrealized gains or losses. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial instrument.

The following discussion describes the valuation methodologies used for assets and liabilities measured or disclosed at fair value.

Long Term Investments at Market Value

Long term investments at market value include mutual fund investments, for which the fair value is determined using the net asset value of the fund.

Cash Equivalents

Cash equivalents are reported at fair value on a recurring basis and include money market instruments. Fair values of these cash equivalents may be determined using public quotations, when available, which are reflected in Level 1. When public quotations are not available, because of highly liquid nature of these assets, carrying amounts may be used to approximate fair values, which are reflected in Level 2.

2. Fair Value Measurement (continued)

Assets measured at fair value on a recurring basis are summarized below. The Company does not have any liabilities measured at fair value.

	As of December 31, 2010			
	Assets Measured at Fair Value	Fair Value Hierarchy Level		
		Level 1	Level 2	Level 3
Assets				
Long term investments at market value	$ 9,193,232	$ 9,193,232	$	$
Cash equivalents	4,226,136	4,226,136		
Total assets	$ 13,419,368	$ 13,419,368	$	$

	As of December 31, 2009			
	Assets Measured at Fair Value	Fair Value Hierarchy Level		
		Level 1	Level 2	Level 3
Assets				
Long term investments at market value	$ 8,554,891	$ 8,554,891	$ –	$ –
Cash equivalents	4,226,136	4,226,136	–	–
Total assets	$ 12,781,027	$ 12,781,027	$ –	$ –

Transfers

Transfers between fair value hierarchy levels are recognized at the beginning of the reporting period. The Company did not have any transfers between any of the levels during the year ended December 31, 2010.

3. Income Taxes

The Company is taxed at corporate rates on taxable income based on existing tax laws. The Company's taxable income or loss is included in consolidated federal and state income tax returns filed by Principal Financial Group, Inc. The companies have adopted the policy of allocating income tax expenses and benefits to members of the consolidated group based upon their pro rata contribution of taxable income or operating losses. Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each company.

Income tax expense differed from the amount computed by applying the statutory federal income tax rate to income before income taxes due primarily to prior year true-ups between expected tax expense and actual tax expense, nondeductible meals and entertainment, stock option expenses, Medicare Part D subsidiary, and state income taxes.

Deferred income taxes reflect the net income tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2010 and 2009, are as follows:

	December 31	
	2010	**2009**
Deferred income tax liabilities:		
Prepaid expense	**$ 160,733**	$ 162,851
Total deferred income tax liabilities	**160,733**	162,851
Deferred income tax assets:		
Benefit and medical plan contributions not currently deductible for tax	**(2,721,496)**	(2,085,210)
Unrealized loss on long-term investments	**(316,417)**	(461,974)
Vacation accrual	**(206,528)**	(188,746)
Bonus accrual	**–**	(9,700)
Stock options	**(1,040,159)**	(941,174)
Net operating loss	**(82,640)**	(48,181)
Annual incentive plan	**(332,165)**	(560,734)
Total deferred income tax assets	**(4,699,405)**	(4,295,719)
Net deferred income tax assets	**$(4,538,672)**	$(4,132,868)

3. Income Taxes (continued)

Significant components of the provision (benefit) for income taxes are as follows:

	Year Ended December 31 2010	2009
Current:		
Federal	**$ 1,671,641**	$ (794,701)
State	**505,215**	(23,296)
Total current	**2,176,856**	(817,997)
Deferred:		
Federal	**(278,889)**	(717,901)
State	**(126,915)**	(258,930)
Total deferred	**(405,804)**	(976,831)
	$ 1,771,052	$(1,794,828)

4. Net Capital Requirements

The Company is an introducing broker and clears certain securities transactions with and for customers on a fully disclosed basis with the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation (the clearing broker-dealer). The Company promptly transmits all customer funds and securities to the clearing broker-dealer. In connection with this arrangement, the Company is contingently liable for its customers' transactions.

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had defined net capital of $12,867,481, which was $12,484,270 in excess of its required net capital of $383,211. The SEC rules related to the calculation of minimum net capital requirements require the Company to maintain capital at least equal to 6-2/3% of aggregate indebtedness, with a minimum fixed dollar amount of $250,000.

The Company has a special bank account, with a balance of $143,798 and $14,091,875 at December 31, 2010 and 2009, respectively, as required under Rule 15c3-3(k)(2)(i), designated "Special Account for the Exclusive Benefit of Customers."

5. Related-Party Transactions

As set forth on the consolidated statements of operations, the Company receives the following fees from PLIC and Principal Mutual Funds:

- The Company collects commissions for the sale of Principal Mutual Funds and variable annuity and flexible variable life products offered by Principal Life.

- The Company receives distribution (Rule 12b-1) and shareholder servicing fees from Principal Mutual Funds and nonproprietary mutual funds used by other product lines offered.

The Company has entered into an expense reimbursement agreement with PLIC. PLIC performs certain functions on its own behalf and on behalf of many subsidiaries, including the Company, and shares the use of certain equipment, personnel and facilities with its subsidiaries. On a monthly basis PLIC bills the subsidiaries, including the Company, for amounts due for the performance of such services and functions and the use of such equipment, personnel and facilities. Amounts billed to the Company by PLIC for the years ended December 31, 2010 and 2009, were $27,152,745 and $29,650,140, respectively.

Principal Financial Group, Inc. has allocated the expenses associated with stock based compensation to each of its subsidiaries, with the allocation aggregating $525,410 and $288,183 to the Company for the years ended December 31, 2010 and 2009, respectively. As Principal Financial Group, Inc. has not required the allocation to be settled in cash, the amount has been treated as a capital contribution.

6. Contingencies

In the ordinary course of business, the Company is involved in and subject to asserted and unasserted claims from customers and other contractual disputes. In the opinion of management, adequate provision has been made for any potential losses that may result from these actions.

6. Contingencies (continued)

The Company is regularly involved in litigation, both as a defendant and as a plaintiff, but primarily as a defendant. Litigation naming the Company as a defendant ordinarily arises out of the Company's business operations as a provider of asset management and accumulation products and services. Some of the lawsuits are class actions, or purport to be, and some include claims for punitive damages. In addition, regulatory bodies, such as, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory bodies regularly make inquires and conduct examinations or investigations concerning the Company's compliance with, among other things, securities laws and laws governing the activities of broker-dealers. The Company receives requests from regulators and other governmental authorities relating to other industry issues and may receive additional requests, including subpoenas and interrogatories, in the future.

While the outcome of any pending or future litigation or regulatory matter cannot be predicted, management does not believe that any pending litigation or regulatory matter will have a material adverse effect on the Company's business or financial position. The outcome of such matters is always uncertain, and unforeseen results can occur. It is possible that such outcomes could materially affect net income in a future period.

Supplemental Information

Princor Financial Services Corporation

Computation of Net Capital – Pursuant to Rule 15(c)3-1

December 31, 2010

Computation of Net Capital

Total stockholder's equity		$22,625,722
Deductions and/or charges:		
Nonallowable assets:		
Receivables from affiliates	$7,359,587	
Other assets	969,427	
Other deductions	38,965	
Total deductions and/or charges		(8,367,979)
Net capital before haircuts on securities positions		14,257,743
Haircuts on securities positions		(1,390,262)
Net capital		$12,867,481
Computation of alternative net capital requirement		
Net capital requirement (minimum)		$383,211
Aggregate indebtedness		$5,748,158
Excess net capital		$12,484,270

Princor Financial Services Corporation

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2010

Computation for Determination of Reserve Requirements

Pursuant to Rule 15c3-3:

Exemptive Provision

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)	
A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	______
B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained	
C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm: Pershing Division of Donaldson, Lufkin & Jennette Securities Corporation	X
D. (k)(3) – Exempted by order of the Commission	______

Princor Financial Services Corporation

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2010

There were no differences between the computation of net capital under Rule 15(c)3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 part IIA filing submitted to the Financial Industry Regulatory Authority.

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5(g)(1)

The Board of Directors
Princor Financial Services Corporation

In planning and performing our audit of the financial statements of Princor Financial Services Corporation (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 23, 2011

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Financial Statements and Supplemental Information

Princor Financial Services Corporation
Years Ended December 31, 2010 and 2009
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

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